EX 99-.m.i.a.

Schedule I to the Distribution and Service Plan

as amended and restated February 21, 2018

Fund	Fee Rate (per annum of the average daily net assets of the Fund)
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF	0.25%
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged)	0.25%
O'Shares FTSE Russell International Quality Dividend ETF	0.25%
O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)	0.25%
O'Shares FTSE Russell Small Cap Quality Dividend ETF	0.25%
O'Shares FTSE U.S. Quality Dividend ETF	0.25%
O'Shares FTSE Europe Quality Dividend ETF	0.25%
O'Shares FTSE Asia Pacific Quality Dividend ETF	0.25%